UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hunter Maritime Acquisition Corp.
(Name of Issuer)

Class A common shares, $0.0001 par value

Warrants to purchase Class A common shares
(Title of Class of Securities)

Y37828111 (Class A common shares)

Y37828129 (Warrants)
(CUSIP Number)

February 22, 2017
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 2 OF 6

CUSIP No. Y37828129

1.		NAMES OF REPORTING PERSONS Shoei Kisen Kaisha, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,500,000 Class A common shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,500,000 Class A common shares
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 Class A common shares
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.89% (1)
12.		TYPE OF REPORTING PERSON CO

(1) The percentage used in this Schedule 13G/A is calculated based upon an aggregate of 15,173,100 shares of Class A Common Stock issued and outstanding, which is the sum of (i) 15,000,000 Class A common shares outstanding as of November 23, 2016, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2016 and (ii) the 173,100 Class A common shares issued by the Issuer on December 16, 2016 in relation to a partial exercise of the over-allotment option for which an additional 173,100 Units were sold, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 20, 2016. For the purpose of this calculation, the number of “founder shares” outstanding has not been taken into account. The founder shares are classified as Class B common shares, which will automatically convert into Class A common shares at the time of Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments. Issuer has not completed an initial business combination as of February 22, 2017. For the reasons stated in Item 4 of this filing, the Warrants (as described hereinafter) are being excluded from the beneficial ownership calculations with regards to the Class A common shares.

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 3 OF 6

CUSIP No. Y37828129

1.		NAMES OF REPORTING PERSONS Shoei Kisen Kaisha, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 750,000 Warrants
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 750,000 Warrants
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 Warrants
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.85% (1)
12.		TYPE OF REPORTING PERSON CO

(1) On January 6, 2017, the Issuer announced that commencing on January 9, 2017 holders of the Issuer’s Units may elect to separately trade the Class A common shares and warrants to purchase Class A common shares (“Warrant”). As of February 22, 2017, the aggregate number of Warrants beneficially owned by the Reporting Person is 750,000. The percentage used in this Schedule 13G/A is calculated based upon 10,942,963 Warrants outstanding, which is the sum of (i) 10,833,333 Warrants outstanding as of November 23, 2016, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the SEC on November 30, 2016 in connection with the consummation of Issuer’s IPO and (ii) 109,630 Warrants issued by the Issuer on December 16, 2016 as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 20, 2016 in connection with a partial exercise of the over-allotment option granted to the underwriters in the Issuer’s IPO for an additional 173,100 Units; and a private sale of 23,080 additional Warrants.

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 4 OF 6

CUSIP No. Y37828129

Item 1(a).	Name of Issuer:
Hunter Maritime Acquisition Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Trust Company Complex Suite 206, Ajeltake Road P.O. Box 3055, Majuro Marshall Islands MH96960
Item 2(a).	Name of Person(s) Filing:
Shoei Kisen Kaisha, Ltd.
Item 2(b).	Address of Principal Business Office, or, if None, Residence: Shoei Kisen Kaisha, Ltd.: 1-4-52, Koura-cho, Imabari-city, Ehime-pref., 799-2111, Japan
Item 2(c).	Citizenship:
Shoei Kisen Kaisha, Ltd. is incorporated under the laws of Japan.
Item 2(d).	Title of Class of Securities:
Units, each consisting of one Class A common share, $0.0001 par value, and one-half Warrant
Item 2(e).	CUSIP Number:
Y37828103
Item 3.	Not Applicable

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 5 OF 6

CUSIP No. Y37828129

Item 4.	Ownership:

On November 22, 2016, the Reporting Person acquired 1,500,000 Units issued by the Issuer. Each Unit consists of one Class A common share, $0.0001 par value, and one-half warrant to purchase Class A common shares. Each full Warrant entitles the holder to purchase one Class A common share at a price of $11.50 per share, commencing on the later of: (i) 30 days after the consummation of the initial business combination of the Issuer; and (ii) 12 months from the closing of the Issuer’s initial public offering (“IPO”) which completed on November 23, 2016 as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on the same day. As of February 22, 2017, the Warrants are not excisable within 60 days and therefore are being excluded from the beneficial ownership calculations with regards to the lass A common shares.

On January 6, 2017, the Issuer announced that commencing on January 9, 2017 holders of the Issuer’s Units may elect to separately trade the Class A common shares and Warrant. As of February 22, 2017, the aggregate number of Warrants beneficially owned by the Reporting Person is 750,000. The percentage used in this Schedule 13G/A is calculated based upon 10,942,963 Warrants outstanding, which is the sum of (i) 10,833,333 Warrants outstanding as of November 23, 2016, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the SEC on November 30, 2016 in connection with the consummation of Issuer’s IPO and (ii) 109,630 Warrants issued by the Issuer on December 16, 2016 as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 20, 2016 in connection with a partial exercise of the over-allotment option granted to the underwriters in the Issuer’s IPO for an additional 173,100 Units; and a private sale of 23,080 additional Warrants.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) and footnote (1) of the cover pages for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of the Group.
Not Applicable
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2017

Shoei Kisen Kaisha, Ltd.:

By:	/s/ Keizo Kashiwagi
Name:	Keizo Kashiwagi
Title:	Director